UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Green Brick Partners, Inc.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

392709101
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

June 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 834,545
9 Sole Dispositive Power 0
10 Shared Dispositive Power 834,545
11	Aggregate Amount Beneficially Owned by Each Reporting Person 834,545
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.8%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 15,765,963
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,765,963
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,765,963
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 34.6%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,740,190
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,740,190
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,740,190
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 13,025,773
9 Sole Dispositive Power 0
10 Shared Dispositive Power 13,025,773
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,025,773
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 28.6%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 827,082
8 Shared Voting Power 16,600,508
9 Sole Dispositive Power 827,082
10 Shared Dispositive Power 16,600,508
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,427,590
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 38.3%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 19 TO SCHEDULE 13D

This Amendment No. 19 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer” or the “Company”), 2805 Dallas Parkway, Suite 400, Plano, Texas 75093, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on June 13, 2014, Amendment No. 10 filed with the Commission on July 16, 2014, Amendment No. 11 filed with the Commission on October 29, 2014, Amendment No. 12 filed with the Commission on July 1, 2015, Amendment No. 13 filed with the Commission on November 16, 2017, Amendment No. 14 filed with the Commission on July 5, 2018, Amendment No. 15 filed with the Commission on January 27, 2021, Amendment No. 16 filed with the Commission on February 10, 2021, Amendment No. 17 filed with the Commission on May 6, 2022, and Amendment No. 18 filed with the Commission on August 5, 2022.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”).  Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM. Mr. Einhorn is also a Director of the Issuer.

Greenlight Inc. acts as investment advisor for Greenlight Capital Offshore Partners, Ltd. (“GCOP, Ltd.”). DME CM acts as investment advisor for Greenlight Capital Offshore Master, Ltd. (“GCOM”) and manages a portfolio for a private fund (the “Sub-Account”).  DME acts as investment advisor for Solasglas Investments, LP (“SILP”).  GCOP, Ltd., GCOM, the Sub-Account, SILP and the Reporting Persons are referred to herein collectively as “Greenlight.”

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock reported herein.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any such shares, if applicable.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

This Amendment is being filed to amend and supplement Items 4 and 5 as follows:

Item 4. Purpose of Transaction

On June 30, 2023, Greenlight effected an internal reallocation of the shares of Common Stock held by certain of the Greenlight entities (the “Greenlight Funds”).  In the reallocation, the Greenlight Funds contributed shares of Common Stock into special purpose vehicles controlled by the Reporting Persons (the “SPVs”) and distributed the interests in the SPVs pro rata to the investors in the Greenlight Funds.  The SPVs have a term of 5 years, which can be extended for two additional one-year terms.

Pursuant to the terms of the SPVs, with respect to the shares of Common Stock in which an investor has an indirect interest through the SPVs, each investor has until July 20, 2023 to elect to (i) receive a distribution in-kind of some or all of such shares, (ii) subject to market conditions and legal, regulatory and other restrictions and limitations, have such shares sold in the intermediate term, likely within 18 months (investors making such election will hold “Class A Interests” in the SPVs), or (iii) continue to maintain such investor’s indirect exposure to such shares (investors making such election will hold “Class B Interests” in the SPVs).  In connection with their personal investments in the Greenlight Funds, Mr. Einhorn and the Greenlight personnel have elected to maintain indirect exposure to their shares of Common Stock.

The internal reallocation did not involve the payment of any consideration and did not result in any increase in the pecuniary interests of the Reporting Persons in the reported shares of the Common Stock.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages.

The percentages reported herein are based on a statement in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 3, 2023 that there were 45,508,376 shares of Common Stock outstanding as of April 28, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 30, 2023

Greenlight Capital, Inc.

By:     /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Advisors GP, L.L.C.

By:      /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Advisors, L.P.

By:      /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Capital Management, LP

By:      /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

/s/ Daniel Roitman**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this report on David Einhorn’s behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.